Las Vegas Gaming, Inc.
4000 West Ali Baba Lane
Las Vegas, Nevada 89118
(702) 871-7111

March 12, 2008

VIA EDGAR

Claire Erlanger
Division of Corporation Finance
United States Securities & Exchange Commission
100 F Street, N.E.
Washington, DC  20549-7561

Re:	Las Vegas Gaming, Inc.
Form 10-KSB for the year ended December 31, 2006
Filed April 4, 2007
File No. 000-30375

Dear Ms. Erlanger:

This letter responds to your correspondence, dated March 7, 2008, providing a comment to the Form 10-QSB for the period ended September 30, 2007, filed by Las Vegas Gaming, Inc. (the “Company”).  The purpose of this letter is to provide the Company’s response to your comment.

We have reproduced your comment below in italicized print.  The response of the Company, produced in regular print, follows the caption and comment set forth in the referenced comment letter.

Form 10-Q for the quarter ended September 30, 2007

Note 6. Bridge Financing

1.
We note from your response to our prior comment 2 that your initial accounting for the $250,000 additional balance of the note was a debit to interest expense and a credit to note payable.  In light of the fact that it appears from the statement of cash flows for the period ended September 30, 2007 that the $250,000 additional balance of the note was received in cash, please explain to us why your original accounting does not appear to record the cash proceeds received.  Also, please tell us why you believe it is appropriate to debit deferred finance charges as part of the correcting entry.  As part of your response, please clarify for us the nature of the $250,000 additional loan balance and tell us if the amount represented any fees owed for the modification or if the amount was cash received by the company for additional debt.

Ms. Claire Erlanger
Division of Corporation Finance
Securities and Exchange Commission
March 12, 2008

Response:

The $250,000 was the fee we had to pay to our lender for the debt modification.  The fee is due at maturity of the note, January 1, 2009.  We will account for the fee as an adjustment of the interest rate under EITF 96-19.  We did not receive any cash proceeds from the transaction.  Therefore, the $250,000 should have been a non-cash transaction in the statement of cash flows rather than a line item in financing activities.  We will revise this disclosure with the filing of our December 31, 2007 Form 10-KSB.

If you should have any further questions or concerns, please feel free to contact me at 702-871-7111.

Very truly yours, /s/ Bruce A. Shepard Bruce A. Shepard, Chief Financial Officer

cc:           Jon D. Berkley, Chief Executive Officer
John C. Jeppsen, Kummer Kaempfer Bonner Renshaw & Ferrario
Richard H. Bowler, Piercy Bowler Taylor & Kern, Certified Public Accountants